UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2007.

                         Commission File Number: 0-30390


                             ROCHESTER RESOURCES LTD
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           ROCHESTER RESOURCES LTD

Date:  October 29, 2007                    /s/ Nick DeMare
      -----------------------------        -------------------------------------
                                           Nick DeMare,
                                           Chairman


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                            ROCHESTER RESOURCES LTD.
     #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6C 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                      TSXV: RCT OTCBB: RCTFF Frankfurt: R5I

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       ROCHESTER PROVIDES UPDATE ON EXPLORATION AND DEVELOPMENT ACTIVITES

VANCOUVER,  CANADA - OCTOBER 29, 2007,  ROCHESTER  RESOURCES  LTD.  (TSXV:  RCT;
OTCBB: RCTFF AND FRANKFURT: R5I): Dr. Alfredo Parra, President, is pleased to report on a successful year to date and to provide a preview of Rochester's work plans for the remainder of this year and 2008. Rochester has assembled an attractive portfolio of high grade gold-silver properties located in the state of Nayarit, Mexico, in the Sierra Madre Occidental range. This is the largest epithermal precious metal region in the world, hosting a majority of Mexico's large tonnage gold and silver deposits.

This has been a very exciting year to date for Rochester with several major milestones achieved. In January, we commenced milling operations at the Florida triple vein system; followed by drift development commencing at the Tajos Cuates vein system; in March, Rochester acquired the Santa Fe exploration property; and currently are initiating a very aggressive exploration and development program at all three areas, Florida, Tajos Cuates, and Santa Fe.

We feel we can create significant shareholder value by simultaneously executing on, and developing the following three concurrent activities:

1. MILL PRODUCTION - This will generate significant cash flow and help fund our ongoing exploration and development with minimum share dilution;

2. DRIFT DEVELOPMENT - This will provide bulk sample-like information and assist in generating a NI43-101 compliant reserve report while at the same time providing feed for the mill; and,

3. EXPLORATION - 7000 metre Phase 1 diamond drill program to be initiated immediately.

The recently completed $4 million financing will enable the Company to accelerate all three stories. On the production front, studies are underway to investigate the feasibility of a mill expansion to 300 tonnes/day. We will also be able to complete another 2000 meters of drift development spread over all three projects - Florida, Tajos Cuates, and Santa Fe. In addition, we are going to implement an aggressive drill program of 7000 metres that will determine the next steps for mine development and production levels.


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                                      -2-

FLORIDA VEIN SYSTEM

We will be implementing a 2000 metre diamond drill program and a 600 metre drift development program at our Florida North project to identify the continuation of the Florida triple vein system. The mineralization at Florida North has been traced at surface for approximately 1.5km to the N-NW of the Florida mine. We feel this will supplement the current mill with feed and increase the mine life of Florida significantly.

TAJOS CUATES VEIN SYSTEM

Over the past six months we have been conducting drift development at our Tajos Cuates vein system 800 meters southwest of Florida. We have discovered an additional two off-shoot veins at this system and like Florida North, the vein system has been traced at surface for approximately 1.5 kilometers. There are significantly higher reported grades of silver at Tajos Cuates versus Florida. We will be implementing a 2000 metre diamond drill program and a 600 metre drift development program over the coming months.

SANTA FE PROPERTY

Earlier this year our Phase 1 exploration program combined with road development successfully unveiled a very large vein system at surface called "Clavellinos". Santa Fe is our highest priority exploration target; we will be implementing a 3000 metre diamond drill program and an 800 metre drift development program at Clavellinos and several other parallel vein systems. We believe there is significant potential to discover a stand-alone deposit capable of supporting its own mill. In addition, we have identified 26 other vein systems across the Santa Fe property with several vein systems striking greater than 4 kilometers traced along surface. Of note, the "Clavellinos" vein system, at its north end, has a 40 meter wide mineralized alteration zone with 3 sub-parallel high-grade epithermal veins emplaced within, including a horizon potentially up to 700 meters (twice the horizon found at the Florida Mine). 4+ kilometers away at the south end, the Clavellinos vein system has variable widths between 5 meters and 8 meters traced at surface.

MILL PRODUCTION

We are currently in production, processing 200 tonnes/day, and as of the end of August 2007, we are generating positive cash flow from operations. Studies are underway to investigate increasing production up to 300 tonnes/day by early 2008. We began the year with 140 employees and currently have over 200 full-time employees. It is important to note that the anticipated positive cash flow generated from milling activities will allow the Company to fund ongoing exploration and development activities significantly beyond those stated above without further share dilution.

The Company will have a very good idea in the next 12 months as to what the size and scope of the project will look like and where we'll be headed due to the

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                                      -3-


aggressive program that we are initiating now. Moving forward, we will provide you, the shareholders', with regular updates from our Production, Development, and Exploration activities.

ROCHESTER RESOURCES LTD.

Rochester represents a pure-play high grade gold and silver exploration and development company with properties in Nayarit, Mexico. The state of Nayarit is located in the Sierra Madre Occidental range which is the largest epithermal precious metal region in the world and hosts a majority of Mexico's gold and silver deposits.

Rochester commenced milling operations at its 7,381 hectare high-grade Mina Real property in January 2007. In March of 2007 Rochester entered into an agreement to acquire a 70-per-cent interest in the promising 3,800 hectare Santa Fe gold-silver property contiguous to the Mina Real property.



ON BEHALF OF THE BOARD                        Investor information contact:

/s/ Dr. Alfredo Parra                           Empire Communications Inc.
---------------------                              Tel: 1-866-841-0068
Dr. Alfredo Parra,                         Email: info@rochesterresourcesltd.com
President and CEO                         Website: www.rochesterresourcesltd.com


FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. In addition, THE COMPANY HAS NOT CONDUCTED AN INDEPENDENT FEASIBILITY STUDY ON THE MINA REAL PROJECT WHICH MAY INCREASE THE RISK THAT THE PLANNED OPERATIONS ARE NOT ECONOMICALLY VIABLE. SHOULD ANY ONE OR MORE OF THESE RISKS OR UNCERTAINTIES MATERIALIZE, OR SHOULD ANY UNDERLYING ASSUMPTIONS PROVE INCORRECT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED HEREIN.The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release..

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